Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 2, DATED JANUARY 4, 2016,

TO THE PROSPECTUS DATED OCTOBER 5, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc., a Maryland corporation, dated October 5, 2015, or the Prospectus, and Supplement No. 1 dated November 18, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. The purposes of this supplement are to:

•	update disclosures on our sponsor’s payment of selling commissions;

•	update disclosures on the fees paid to our advisor; and

•	update the “Estimated Use of Proceeds” section of the Prospectus.

Sponsor Payment of Selling Commissions

The following disclosure hereby supersedes and replaces the fourth footnote to the tabular disclosure on the cover page of the Prospectus and all other similar references to our sponsor’s payment of selling commissions:

“Except as provided below, our sponsor or its affiliates (other than us) will pay these selling commissions to our dealer manager. If our sponsor did not fund these selling commissions, the net investment amount reflected on customer account statements would be 3% lower. Our sponsor may, at its discretion and upon thirty (30) days’ notice, terminate its obligation to pay selling commissions in connection with the sale of shares of our common stock. In the event that our sponsor provides such notice, we will pay such selling commissions in connection with the sale of shares of our common stock.”

Fees Paid to Our Advisor

The following disclosure hereby supersedes and replaces the first line item disclosure appearing under the subheading “Acquisition and Development Stage” on pages 10 and 83 of the Prospectus and all other similar disclosures regarding the acquisition fee payable to our advisor:

“Acquisition Fees—Advisor	Up to 3.85% of the cost of investments acquired by us, or the total principal amount borrowed under any loans acquired or originated by us, including acquisition expenses and any debt attributable to such investments, which will consist of a 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment; provided, however, that the first $2.75 million of contingent advisor payments payable to our advisor will be retained by us until the later of (a) the termination of our public offering of shares of our common stock, including any follow-on offerings, and (b) June 10, 2017.	Assuming leverage of 50% of the cost of our investments: $142,257/$73,438,750”

The following disclosure hereby supersedes and replaces the first line item disclosure appearing under the subheading “Operational Stage” on pages 10 and 83 of the Prospectus and all other similar disclosures regarding the asset management fee payable to our advisor:

“Asset Management Fee—Advisor

Monthly asset management fee equal to 0.083% (one-twelfth of 1.00%) of the cost of each asset at the end of each month, without deduction for depreciation, bad debts or other non-cash reserves.

After the NAV pricing date, with respect to the real estate investments included in the determination of our NAV, the monthly asset management fee will be equal to 0.083% (one-twelfth of 1.00%) of the most recently determined value of such real estate investments.

The actual amounts are dependent upon the total equity and debt capital we raise and the results of our operations; we cannot determine these amounts at the present time.”

Estimated Use of Proceeds

The following hereby supersedes and replaces the tabular disclosure and footnotes thereto under the heading “Estimated Use of Proceeds” on page 66 of the Prospectus:

Class A Shares
	Minimum Primary Offering $500,000 in Class A Shares		Maximum Primary Offering $250,000,000 in Class A Shares		Maximum Primary Offering and DRIP $275,000,000 in Class A Shares
	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$500,000	100.0%	$250,000,000	100.0%	$275,000,000	100.0%
Offering Expenses:
Selling Commissions Paid by Us(1)	12,500	2.5	6,250,000	2.5	6,250,000	2.3
Selling Commissions Paid by Sponsor(2)	15,000	3.0	7,500,000	3.0	7,500,000	2.7
Dealer Manager Fee(1)	15,000	3.0	7,500,000	3.0	7,500,000	2.7
Organization and Offering Expenses(3)	5,000	1.0	2,500,000	1.0	2,750,000	1.0

Amount Available for Investment(4)	$467,500	93.5%	$233,750,000	93.5%	$258,500,000	94.0%

Less:
Acquisition Fees(5)	17,999	3.6%	8,999,375	3.6%	9,952,250	3.6%
Acquisition Expenses(6)	3,506	0.7	1,753,125	0.7	1,938,750	0.7
Working Capital Reserve(7)	2,338	0.5	1,168,750	0.5	1,292,500	0.5

Estimated Amount Invested in Assets	$443,658	88.7%	$221,828,750	88.7%	$245,316,500	89.2%

Class T Shares
	Minimum Primary Offering $1,500,000 in Class T Shares		Maximum Primary Offering $750,000,000 in Class T Shares		Maximum Primary Offering and DRIP $875,000,000 in Class T Shares
	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$1,500,000	100.0%	$750,000,000	100.0%	$825,000,000	100.0%
Offering Expenses:
Selling Commissions Paid by Us	0.0	0.0	0.0	0.0	0.0	0.0
Selling Commissions Paid by Sponsor(2)	45,000	3.0	22,500,000	3.0	22,500,000	2.7
Dealer Manager Fee(1)	45,000	3.0	22,500,000	3.0	22,500,000	2.7
Organization and Offering Expenses(3)	15,000	1.0	7,500,000	1.0	8,250,000	1.0

Amount Available for Investment(4)	$1,440,000	96.0%	$720,000,000	96.0%	$794,250,000	96.3%

Less:
Acquisition Fees(5)	55,440	3.7%	27,720,000	3.7%	30,578,625	3.7%
Acquisition Expenses(6)	10,800	0.7	5,400,000	0.7	5,956,875	0.7
Working Capital Reserve(7)	7,200	0.5	3,600,000	0.5	3,971,250	0.5

Estimated Amount Invested in Assets	$1,366,560	91.1%	$683,280,000	91.1%	$753,743,250	91.4%

(1)	The dealer manager, in its sole discretion, may reallow all or a portion of the selling commission attributable to the shares sold by other broker-dealers participating in this offering to them and may also reallow a portion of its dealer manager fee for reimbursement of marketing expenses. Under the rules of FINRA, the total amount of all items of compensation from any source, payable to underwriters, broker-dealers, or affiliates thereof will not exceed 10% of our gross offering proceeds (excluding shares purchased through our DRIP).
(2)	Our sponsor or its affiliates (other than us) will pay these selling commissions to our dealer manager without any right to reimbursement. Because we will not reimburse our sponsor for these selling commissions, we have not reduced the Amount Available for Investment by these amounts.
(3)	Amount reflected is an estimate. Organization and offering expenses to be paid by us in connection with the organization and formation of our company and this offering include legal, accounting and printing expenses, expenses associated with stockholder relations, escrow agent and transfer agent fees, fulfillment costs, blue sky, SEC and FINRA filing fees, expenses associated with advertising and sales literature prepared by us and detailed and itemized due diligence reimbursements, charges for processing subscription agreements, amounts to reimburse our advisor and its affiliates for the salaries of their employees, costs incurred in connection with the preparation of supplemental sales materials, costs of conducting bona fide training and education meetings held by us, including the travel, meal and lodging costs of non-registered officers of the issuer and our advisor to attend such meetings, and cost reimbursement for non-registered officers and employees of the issuer and our advisor to attend retail seminars conducted by broker-dealers. We will not pay or reimburse any of the foregoing costs to the extent such payment would cause total underwriting compensation to exceed 10.0% of the gross proceeds of the primary offering as of the termination of the offering, as required by the rules of FINRA. We will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on our behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of reimbursement. The distribution and shareholder servicing fee is not included in the table above because it will be paid over a period of years and generally is expected to be offset by distributions paid on the Class T shares. See “Description of Shares—Distribution and Shareholder Servicing Fee.”
(4)	Until required in connection with our targeted investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.
(5)	We will pay to our advisor acquisition fees of up 3.85% of the purchase price of each real estate investment that we acquire (including our pro rata share of debt attributable to such property) or the total principal amount borrowed under loans we originate or acquire. The 3.85% of acquisition fees consists of a 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment, or the contingent advisor payment; provided, however that the first $2.75 million of contingent advisor payments payable to our advisor, or the contingent advisor payment holdback, will be retained by us until the later of (a) the termination of our public offering of shares of our common stock, including any follow-on offerings, and (b) June 10, 2017, at which time the contingent advisor payment holdback shall be paid to the advisor. If we conduct a follow-on offering, the contingent advisor payment holdback may be adjusted based upon the maximum offering amount in such follow-on offering (excluding shares offered pursuant to the DRIP) and the gross offering proceeds that we receive in this offering. A contingent advisor payment will be payable to our advisor upon the completion of our payment or allocation to fund an acquisition, origination, construction or improvement with respect to a property, loan or other permitted investment, and each such payment of a contingent advisor payment shall not exceed the amount of then outstanding payments of selling commissions by our sponsor. For these purposes the amount of “outstanding payments of selling commissions” by our sponsor shall equal the aggregate amount of selling commissions paid by our sponsor to our dealer manager less the aggregate amount of contingent advisor payments paid to our advisor, provided that any contingent advisor payments which were not paid to our advisor on account of the contingent advisor payment holdback shall nonetheless be included in such calculation. Our advisor may waive or defer all or a portion of the base acquisition fee or the contingent advisor payment at any time and from time to time in our advisor’s sole discretion. For purposes of this table we have assumed that no debt is used to acquire our targeted assets. If we raise the maximum amount of the primary offering of $1,000,000,000 and our investments are 50% leveraged, we estimate the total acquisition fees payable will be $73,438,750.
(6)	Acquisition expenses include expenses paid to our advisor and to third parties. Acquisition expenses paid to our advisor represent actual costs incurred on our behalf, including, certain payroll costs for acquisition related efforts by our advisor’s personnel. Most notable would be acquisitions related efforts by our advisor’s internal legal, accounting and marketing teams. Acquisition expenses paid to third parties include customary third party acquisition expenses we paid from offering proceeds including certain legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate. These costs are not allocated through regular overhead allocations. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property (including our pro rata share of debt attributable to such property) or other real estate-related investments; however, expenses on a particular acquisition or investment may be higher.
(7)	We may establish reserves for construction, redevelopment, maintenance and repairs of our real estate properties from gross offering proceeds, out of cash flow generated by operating properties or out of the net cash proceeds received by us from any sale or exchange of properties.”